UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 11-K

(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

For the fiscal year ended December 31, 2005

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

                         Commission file number: 0-23433


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                      Wayne Savings 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Wayne Savings Bancshares, Inc.
                             151 North Market Street
                               Wooster, Ohio 44691

                              REQUIRED INFORMATION

         Financial Statements. The following financial statements and schedule are filed as part of this Annual Report for the Wayne Savings 401(k) Retirement Plan (the "Plan"):

                                                                        Page No.
                                                                        --------

Report of Independent Registered Public Accounting Firm........................3

      Financial Statements

           Statements of Net Assets Available for Benefits.....................4

           Statements of Changes in Net Assets Available for Benefits..........5

           Notes to Financial Statements.......................................6

      Supplemental Schedule

           Schedule H, Line 4i - Schedule of Assets (Held at End of Year).....10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees
Wayne Savings 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Wayne Savings 401(k) Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/GRANT THORNTON LLP


Cincinnati, Ohio
June 9, 2006

                      Wayne Savings 401(k) Retirement Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2005 and 2004


         ASSETS                                              2005           2004

Investments at fair value (Note C)                     $1,993,127     $1,299,483
Participant loans                                           7,521          6,722
Cash                                                           --             --
                                                       ----------     ----------
                                                        2,000,648      1,306,205

Receivables:
  Employer contributions                                       --             --
  Accrued income                                              389          4,335
                                                       ----------     ----------

         Net assets available for benefits             $2,001,037     $1,310,540
                                                       ==========     ==========

The accompanying notes are an integral part of these statements.

                      Wayne Savings 401(k) Retirement Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 2005


Additions to net assets attributed to:
  Participant contributions                                         $   585,747
  Employer contributions                                                150,325
  Interest and dividends on investments                                  57,674
  Net depreciation on investment securities (Note C)                    (20,192)
  Realized loss on sale of securities                                    (2,056)
                                                                    -----------
         Total additions                                                771,498

Deductions from net assets attributed to:
  Benefits paid to participants                                          66,688
  Administrative fees                                                    14,313
                                                                    -----------
         Total deductions                                                81,001

Increase  in net assets available for benefits                          690,497

Net assets available for benefits:
  Beginning of year                                                   1,310,540
                                                                    -----------

  End of year                                                       $ 2,001,037
                                                                    ===========


The accompanying notes are an integral part of these statements.

                      Wayne Savings 401(k) Retirement Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2005 and 2004


NOTE A - DESCRIPTION OF PLAN

    The following description of the Wayne Savings 401(k) Retirement Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    1.  General
        -------

    The Plan is a defined contribution plan covering all employees of Wayne Savings Community Bank (the "Company") who have one year of service with a minimum of 1,000 hours worked and have attained age 21. It was established for the purpose of providing retirement and profit sharing benefits to all eligible employees of the Company. Effective January 1, 2004, the Plan was amended to a "safe harbor" plan with the Plan transferring recordkeeping and trustee responsibilities to the Huntington National Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    2.  Contributions
        -------------

    Each  year,   participants  may  contribute  up  to  50%  of  pretax  annual compensation, as defined in the Plan, subject to an overall $14,000 limitation in 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common/collective trust funds and stock of Wayne Savings Bancshares, Inc. as investment options for participants. The 401(k) matching Company contribution is invested as directed by the participants. Additional profit sharing amounts may be contributed at the option of the Company's management and are invested in a portfolio of investments as directed by the participants. Contributions are subject to certain limitations.

    The Company contributes on behalf of the participants a matching contribution of 100% of the first 4% of base compensation that a participant contributes to the Plan and 50% of the next 2%, thereby providing for a match of 5% on the first 6% of an employee's contribution.

    3.  Participant Accounts
        --------------------

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings and (c) nonvested forfeitures. Allocations are based on each participant's account at the end of the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    4.  Payment of Benefits
        -------------------

    Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Any nonvested amounts are forfeited to the Plan and used to offset any future employer matching contributions.

                      Wayne Savings 401(k) Retirement Plan

                           December 31, 2005 and 2004


NOTE A - DESCRIPTION OF PLAN (continued)

    5.  Vesting
        -------

    Participants are immediately vested in their own contributions and the Company's contributions plus actual earnings thereon.

    6.  Participant Loans
        -----------------

    Participants may borrow up to 50% of their 401(k) contributions. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Participants may have only two outstanding loans at anytime. The interest rate is the prime rate plus 1% and is determined when the participant applies for the loan. Principal and interest are repaid directly to the participants account through payroll deduction.

    7.  Forfeitures
        -----------

    For the year ended December 31, 2005, there were $4,711 in unallocated forfeitures arising from prior vesting schedules. Forfeitures may be used by the Plan to reduce future employer matching contributions.


NOTE B - SUMMARY OF ACCOUNTING POLICIES

    1.  Basis of Accounting
        -------------------

    The financial statements of the Plan are prepared under the accrual method of accounting.

    2.  Use of Estimates
        ----------------

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statement and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    3.  Investment Valuation and Income Recognition
        -------------------------------------------

    The Plan's investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

    Purchases and sales of securities are recorded on the settlement date.

    4.  Payment of Benefits
        -------------------

    Benefits are recorded when paid.

                      Wayne Savings 401(k) Retirement Plan

                           December 31, 2005 and 2004


NOTE C - INVESTMENTS

    The following represents categories of investments that represent either investments with parties-in-interest or investments that constitute 5 percent or more of the Plan's net assets at December 31:

                                                                         2005        2004
    Wayne Unitized Stock Fund *                                      $654,801    $575,888
    Huntington Funds - Equity Dividend Reinvestment Fund *             44,501      21,048
    Huntington Funds - Fixed Dividend Reinvestment Fund *              24,300      19,696
    Federated Capital Preservation Fund - Institutional Shares        105,257          --
    T. Rowe Price High Yield - Advisor                                103,557          --
    American Balanced Fund - Class R-4                                 96,244          --
    Columbia Small Cap Fund - Class A                                  42,646          --
    Managers Special Equity Fund                                       18,849          --
    Dreyfus S&P 500 Index Fund                                        244,004     148,705
    Federated Capital Appreciation Fund - Class A                     143,512     102,402
    Fidelity Advisor Equity Growth Fund - Class T                     313,980     205,182
    Fidelity Advisor Mid-Cap - Class T                                115,910          --
    Franklin Templeton Growth Fund                                     70,481          --

       *  Denotes a party-in-interest

    During 2005, the Plan's investments depreciated in value by $20,191.

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

    Participants may invest in stock of Wayne Savings Bancshares, Inc., the Plan
    sponsor,   and  mutual  funds  of  The  Huntington   National  Bank.   These
    transactions qualify as party-in-interest transactions.


NOTE E - PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.


NOTE F - TAX STATUS

    The Internal Revenue Service has determined and informed the Company by an opinion letter dated November 19, 2001, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                      Wayne Savings 401(k) Retirement Plan

                           December 31, 2005 and 2004


NOTE G - RISKS AND UNCERTAINTIES

    The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                      Wayne Savings 401(k) Retirement Plan
                    Form 5500 E.I.N. 34-0606020 Plan No. 003

            Line 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2005


(a)                         (b)                                                 (c)                     (d)

                                                                      Description of investment
                                                                    including maturity date, rate
               Identity of issue, borrower,                         of interest, collateral, par       Current
                  lessor or similar party                                 or maturity value             value

*        Stock                                                                Shares
                                                                              ------
         Wayne Savings Bancshares, Inc.                                         43,079              $  654,801

         Mutual Funds
*        Huntington Money Market Fund IV                                        15,474                  15,474
*        Huntington Dividend Capture Fund IV                                     3,988                  43,312
*        Huntington Income Equity Fund IV                                           38                   1,189
*        Huntington Short & Intermediate Fixed Income
           Fund IV                                                               1,269                  24,300
         Federated Capital Preservation Fund - Institutional Shares             10,526                 105,257
         T. Rowe Price High Yield - Advisor                                     15,008                 103,557
         American Balanced Fund - Class R-4                                      5,407                  96,244
         Columbia Small Cap Fund - Class A                                       2,331                  42,646
         Dreyfus S&P 500 Index Fund                                              6,713                 244,004
         Federated Capital Appreciation Fund - Class A                           5,722                 143,512
         Fidelity Advisor Equity Growth Fund - Class T                           6,530                 313,980
         Fidelity Advisor Mid-Cap Fund - Class T                                 4,776                 115,910
         Managers Special Equity Fund                                              217                  18,849
         Franklin Templeton Growth Fund                                          3,056                  70,481
                                                                                                    ----------
         Total Mutual Funds                                                                          1,338,715

*        Participant Loans                               At an interest rate of  5.25%                   7,521
                                                                                                    ----------

         Total Investments                                                                          $2,001,037
                                                                                                    ==========

*  Denotes a party-in-interest

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                      WAYNE SAVINGS 401(k) RETIREMENT PLAN




June 28, 2006                         By:       /s/H. Stewart Fitz Gibbon III
                                            ------------------------------------
                                                H. Stewart Fitz Gibbon III
                                                Trustee

                                INDEX TO EXHIBITS


    Number             Description
    ----------------   ---------------------------------------------------------
    23                 Consent of Independent Registered Public Accounting Firm